Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of a TV interview from May 10, 2021.

Cheddar News Interview

Monday, May 10, 2021

CORPORATE PARTICIPANTS

Matt Crisp - CEO, Benson Hill

Kristen Scholer - News Anchor, Cheddar TV

PRESENTATION

Kristen Scholer

All right, in some other SPAC news, Benson Hill announcing today it is going public by merging with a special purpose acquisition company, or a SPAC, in a deal that values this plant-growing technology firm at $2 billion. And Benson Hill operating the platform that uses machine learning, simulations, and genetics to optimize plant growth; and can develop breeds of crops like soybeans and yellow peas that mature faster, have higher protein content, taste better, saving growers time and resources.

And joining me now is Benson Hill CEO Matt Crisp. Matt, thank you so much for coming on the show this afternoon. Congratulations on the deal. Why was now the right time?

Matt Crisp

Well, thanks for having me, Kristen. Now is the right time because we are at an inflection point. We as an organization have made terrific strides developing our platform technology CropOS, (INAUDIBLE) crop operating system, to develop better seeds which ultimately make better food and ingredients that are more sustainable, more affordable, better tasting and more nutritious. And this capital infusion really helps fuel growth and accelerate our pace of innovation and commercialization of our products.

Kristen Scholer

I know that pea protein, absolutely so key in many of these plant-based manufacturers; maybe not Impossible per se, but definitely with Beyond Meat. Where does most of your production happen?

Matt Crisp

Well, we're very excited about both of these crops. Soy and yellow pea are the basis, in many respects, of the alternative plant protein movement. We are really set up as the picks and shovels, and while a lot of our innovative new products right now are going to market using soy, we have made terrific strides in our yellow pea breeding program as well. And so these are both very important inputs, protein-based ingredients, for not just Impossible and Beyond but many other companies. And that's really what Benson Hill is set up to do, is be the picks and shovels of this innovation movement, in this plant-based movement, irrespective of the crop that's required.

Kristen Scholer

I think some people on the sidelines, some consumers per se that are not yet entirely sold on plant-based wonder, is it healthier. And so we were discussing just a minute ago, I mean, you have the technology basically to make these plants mature faster, they've got higher protein, they've got a better taste. Is that all healthy? Is that healthier?

Matt Crisp

Well, genetics--genomics really--is a powerful proven lever for innovation. And so when we think about the power of what we can do with the plant, starting at the beginning in the field, we can improve nutrition density. We can improve the quality of the nutrition. We can improve the taste and the flavor. So the natural genetic diversity that's already there, it's just a remarkably powerful tool. And we can deploy data science, plant science, and food science to really harness it.

The other really important piece of this is the degree of sustainability and affordability that we can achieve using genetics. So, for instance, we can increase protein content so much that we don't actually need to process some of these ingredients the way, you know, that currently is required in order for them to be suitable for these products.

Kristen Scholer

You know, it is interesting when we talk about inflation. I know food inflation is something that many people have noticed at the grocery store since March of last year, when there was a major run on grocery items across the board. How are those higher prices when it comes to commodity costs and input costs affecting your company, and are you passing down presumably higher prices on to your clients?

Matt Crisp

No, we're not. And that's really, again, the beautiful part about using the natural genetic diversity of plants and making seed that are better from the beginning to produce, you know, qualities in the plants that we make and ultimately the food and ingredients that we consume that are better from the beginning. We can create a scenario that allows the grower to be more profitable and our customer to pay less for the equivalent ingredient for what they currently use, and still have really attractive margins in the middle.

This is about linking the interest of the consumer with the interest of the farmer, and again using these tools and technologies to deliver premium products, but at a more affordable cost point. And that's supercritical, and deflationary, to your point.

Kristen Scholer

So $2 billion, that is a large company. The valuation of your company that is, as certainly a large company, now going to be in the public markets, Matt, here as well. Supply chains, though, we mentioned inflation costs, we mentioned commodity costs. You're saying it's not an issue, but has the supply chain been disrupted during this pandemic? And what is the state of the supply chain as this economy reopens?

Matt Crisp

Well, one of the--you know, one of the approaches that Benson Hill has developed over the past few years is an integrated business model, meaning we actually contract directly with the grower and we move that product through the chain. We maintain the identity and the integrity of that product, such that we can create traceability and transparency through the chain.

So in many respects, you can think about this as a local ingredient production. We're producing all of the inputs that we create, that we go to market with, that we sell here in the United States, predominantly in the Midwest around St. Louis where we're based. And so in that respect, no, we have not experienced any disruptions in our supply chain, but I think that's in part hedged because of the type of business approach that we've taken in order to deliver products.

Kristen Scholer

We'll be watching. Matt, congratulations on the deal. That's Benson Hill CEO Matt Crisp. We will definitely be watching.

***

Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.